Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: April 29, 2021

3DApartment Standardizes on Matterport to Fuel Nationwide Expansion

First VR-only apartment search platform adopts Matterport Capture Services for the enterprise to digitize properties at scale, and announces plans to introduce personalized virtual staging for customers

SUNNYVALE, Calif./BROOKLYN, N.Y. – Matterport Inc., the leading spatial data company driving the digital transformation of the built world, today announced that 3DApartment, the first search platform where all apartments can be virtually walked through in 3D, has standardized on Matterport to create dimensionally-accurate digital twins and immersive 3D tours for more than 15,000 property listings across New York, Boston and Miami. Now, renters and buyers can apartment hunt virtually anytime from any device. In addition, 3DApartment is using Matterport’s SDK to develop an industry-first virtual staging option so that customers can personalize their spaces with furnishings and buy them if they choose.

The partnership enables 3DApartment to fuel its expansion throughout North America and scale to service thousands of customers per month. Powered by Matterport Capture Services™ for the enterprise, an online services platform announced earlier this week, 3DApartment has access to Matterport’s automated 3D capture solution that schedules technicians nationwide to digitize thousands of apartments in a convenient, fast and cost-effective way. Matterport Capture Technicians™ are uniquely trained to digitize properties with the highest degree of precision, quality, and speed and can be scheduled at a moment’s notice across North America and around the world.

When a Matterport digital twin is seamlessly added to 3DApartment.com, it becomes the actual listing for every property. Landlords, developers, and owners can now showcase their properties 24/7 using Matterport’s industry-leading 3D tours. Any prospective renter or buyer can walk through the property virtually in stunning 4K HDR imagery. Visitors can even take accurate digital measurements of rooms, walls, ceiling heights or anything within the space. Prospects can come as often as they like, share the property with friends and family, and even stage furniture, artwork, and other belongings in the digital twin to see how everything looks and fits.

Matterport’s all-in-one 3D platform paired with 3DApartment’s immersive listing experience creates one of the most engaging property portals on the Internet. Matterport increases engagement by more than 300%, drives occupancy by more than 14% and according to research commissioned last year, listings with 3D tours sold for up to nine percent higher and closed up to 31% faster; 90% of them included a Matterport 3D tour.

3DApartment has leveraged Matterport’s SDK to develop a unique virtual staging capability that gives tenants the opportunity to customize their spaces with furniture options. Because Matterport digital twins are dimensionally accurate, visitors can feel confident knowing that selections will fit within each space prior to purchase. With the addition of virtual staging capabilities leveraging Matterport’s spatial data, 3DApartment enables viewers to choose, visualize, and even buy personalized pieces of furniture from within each experience.

“Partnering with Matterport gives us a competitive edge. Many of our prospective tenants prefer visiting and revisiting the digital twins instead of attending in-person viewings which unlocks virtual-first leasing experiences for landlords, property management companies and real estate developers,” said Gregory Ardbelava, Founder and CEO of 3DApartment. “Providing Matterport 3D tours is proven to engage buyers and renters so adding virtual staging options will deliver a truly end-to-end home search experience. This will become essential as digitally native, mobile-first Gen Z consumers increasingly wield greater purchasing power. Our solution shows how spatial data, real physical assets and AR/VR can co-exist in today’s world.”

“Through our partnership, 3DApartment is forging a new path for apartment renting and buying with an innovative industry-first offering. Driven by their focus to deliver a superior customer experience, they are leveraging the full potential of Matterport digital twins and 3D tours to not only showcase properties in a completely new way but breathe new life into the home furnishings industry as well,” said TJ Paterick, Vice President, Americas at Matterport. “We are tremendously excited about supporting 3DApartment’s ability to enter hundreds of new markets in a convenient, fast and cost-effective way with Matterport Capture Services, and enabling unique, shoppable virtual staging capabilities through our SDK.”

About 3DApartment

All properties will be managed digitally in the future. 3DApartment made its mission four years ago to create a platform where all listings were virtual and centralized. We wanted people to be able to log on and experience as many apartments as possible in what we call a “virtual apartment hunting journey.” It’s more efficient and effortless, saving so much time while extending our shopping reach. Last year, 3DApartment.com captured 10,000 properties while generating 1 million views and 3 million impressions. Learn more at 3DApartment.com.

About Matterport Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

In February 2021, Matterport announced that it has entered into a definitive agreement to enter into a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, that will result in Matterport becoming a publicly listed company. Upon closing of the proposed business combination, the combined company will be named “Matterport, Inc.” and intends to remain listed on NASDAQ under the ticker symbol “MTTR.”

@2021 All rights reserved. Matterport is a registered trademark of Matterport, Inc., and Matterport Capture Services is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by

Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.